EXHIBIT (c)(ix)

2021-22 Budget Update: Mid-Year Fiscal and Economic Review

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of the ongoing novel coronavirus (COVID-19) pandemic;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(ix)-1

QUEENSLAND BUDGET 2021–22	Unite & Recover

2021–22
BUDGET UPDATE
MID-YEAR FISCAL AND ECONOMIC REVIEW

© The State of Queensland (Queensland Treasury) 2021

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CONTENTS

Foreword	2

Overview	3

Our Economic Plan	4

Economic Overview	7

External conditions	8

Queensland conditions	10

Labour market	16

Fiscal Overview	19

Net operating balance	20

Revenue	21

Expenses	26

Balance sheet	27

Intergovernmental Financial Relations	29

Government Fiscal Principles	30

Uniform Presentation Framework	33

Taxation and Royalty Revenue Assumptions	42

Key Fiscal Aggregates	44

FOREWORD

FOREWORD

This 2021–22 Budget Update underscores the resilience and tenacity of Queenslanders.

By following the health advice across nearly two years of the pandemic, our state has contained the spread of COVID-19.

That world-leading health response has delivered a strong economic position – the envy of other states and nations.

Through the most challenging of economic conditions, the Palaszczuk Government’s COVID-19 Economic Recovery Plan is working.

By keeping Queenslanders safe, avoiding prolonged lockdowns, and rolling up our sleeves to get vaccinated, our state can now reap the dividends outlined in this update.

As of October 2021, employment is up 90,000 persons on pre-COVID levels (March 2020) – the highest jobs growth of any state or territory.

Over the same period, employment across the rest of Australia fell by 250,300.

Looking ahead, employment growth is forecast to be 4 1⁄2 per cent in 2021-22, our strongest jobs growth in 15 years.

Our domestic economy has grown, with State Final Demand growing 6.4 per cent from its pre-COVID level (March quarter 2020), outpacing the 1 per cent growth for the rest of Australia.

Queensland’s overall Gross State Product is forecast to strengthen a further 3 1⁄4 per cent in 2021–22.

Notwithstanding the challenges of COVID-19, Queensland businesses have remained ‘open for business’.

Real retail trade outstripped the rest of Australia, growing by 8.9 per cent between December quarter 2019 and September quarter 2021.

Nonetheless, COVID-19 has had a significant impact on sectors of our economy including tourism and border communities.

In response, the Queensland Government (jointly with the Australian Government) supported more than 40,000 businesses through a $600 million COVID-19 Business Support Grants program, including $84.5 million in Tourism and Hospitality Sector Hardship grants that has supported more than 3,000 businesses.

Our June Budget outlined a new plan to manage debt and reduce the debt burden over time.

Spending needs to be in line with our budget strategy, ensuring the economy grows faster than debt.

General Government Sector (GGS) net debt is forecast to reach $17.5 billion by 30 June 2022.

This will be $45.7 billion lower than New South Wales, where net GGS debt will reach $63.3 billion.

Queensland’s net debt will also be $86.9 billion lower than Victoria, where net GGS debt will rise to $104.5 billion.

Increases in the price of hard coking coal, combined with the strong property sector have delivered increased revenues from coal royalties and transfer duties. State taxation and royalties are expected to be $8.1 billion higher over the forward estimates than forecast at the time of the 2021–22 Budget.

$2.5 billion from the increase in coal royalties will be invested as a Long Term Asset held by the Consolidated Fund to support future priority capital initiatives.

A further $2.1 billion has also been committed over the forward estimates to support our response to COVID-19. These commitments will also ensure the budget has the prudent buffers required to protect and grow our economy.

Our $50 billion infrastructure guarantee over four years remains on track, as the government continues to deliver the critical infrastructure that supports economic growth.

The COVID-19 pandemic hit Queensland’s overseas goods and services exports, but key commodities are expected to rebound in 2021–22.

Our traditional resource, agriculture and manufacturing sectors have again contributed significantly to our state’s economic performance.

Investments in renewable hydrogen and energy generation, in the context of our government’s commitment to net zero emission targets, will also add further diversity to our economy.

The Brisbane 2032 Olympic and Paralympic Games are forecast to generate a 10-year pipeline of construction jobs, trade and investment opportunities, and legacy projects that will benefit Queenslanders for decades to come.

Securing the Games provides the certainty and confidence in our economy to unlock increased investment and innovation.

While global economic turbulence remains, this Budget Update recommits us to sustained, responsible economic management and to building an economy that benefits all Queenslanders.

A golden decade of opportunity is dawning.

The Honourable Cameron Dick MP

Treasurer

Minister for Trade and Investment

2    2021–22 BUDGET UPDATE

OVERVIEW

OVERVIEW

The 2021–22 Budget Update (Mid-Year Fiscal and Economic Review) provides the state’s economic and fiscal position since the 2021–22 Queensland Budget.

The Update shows the fundamentals of the budget and economy remain strong with highlights including:

•	economic output is expected to grow by 3 1⁄4 per cent in 2021–22, faster than the 2 3⁄4 per cent growth forecast at Budget

•	employment is expected to increase by 120,000 persons between September quarter 2021 and June quarter 2023. On top of the 90,000 jobs added between March 2020 and October 2021, this equates to an increase in employment of almost 210,000 persons between the pre-COVID level in March quarter 2020 and June quarter 2023

•	General Government Sector revenue has been revised upwards in every year of the forward estimates, compared to the 2021–22 Budget, reflecting a stronger outlook for the housing and labour markets

•	the General Government Sector net operating deficit for 2021–22 is forecast to narrow by $2 billion relative to the 2021–22 Budget

•	General Government Sector net debt by 30 June 2022 is expected to be $7.2 billion lower than anticipated at the 2021–22 Budget.

Throughout the COVID-19 pandemic, the Queensland Government has acted to protect the health and wellbeing of Queenslanders.

Queensland’s economic recovery from COVID-19 has been stronger than the rest of Australia. The government’s strong health response has underpinned Queensland’s strong economic recovery.

The government’s actions have contained the spread of the virus, allowing emergency health restrictions to be lifted sooner, which has maintained consumer and business confidence and supported economic activity.

The proportion of Queenslanders vaccinated against COVID-19 has risen substantially in recent months. The state’s 80 per cent double-dose target was reached on 8 December and a 90 per cent double-dose rate is now an achievable target.

An increasing vaccination rate will see Queensland continue to re-open its borders to interstate and overseas travellers, supporting ongoing economic recovery and growth in the tourism sector.

The government remains on track to deliver a budget surplus by the end of the forward estimates and to stabilise net debt over the medium term.

The significant public infrastructure investment program outlined in the 2021–22 Budget remains a major driver of economic growth and job creation, underpinned by the Government’s $50 billion 4-year infrastructure guarantee.

OUR ECONOMIC PLAN

OUR ECONOMIC PLAN

A strong economy for all Queenslanders

Throughout the COVID-19 pandemic, the Queensland Government has acted decisively to protect the health and wellbeing of Queenslanders. The government’s strong health response has underpinned Queensland’s strong economic recovery.

The government’s actions have contained the spread of the virus, allowing emergency health restrictions to be lifted sooner, which has maintained consumer and business confidence and supported economic activity.

As a result, Queensland’s economic recovery from COVID-19 has been earlier and stronger than the rest of Australia. The number of people employed in Queensland, as of October 2021, is 90,000 persons above the pre-COVID levels of March 2020, by far the highest jobs growth of any state or territory in Australia. By comparison, over the same period employment in the rest of Australia fell by 250,300.

The government’s COVID-19 Economic Recovery Plan has driven these outcomes by safeguarding Queenslanders’ health, creating jobs and working together to support businesses, families and communities across the state.

The government’s response has focussed on the six key elements of the COVID-19 Economic Recovery Plan:

•	safeguarding our health

•	backing small business

•	making it for Queensland

•	building Queensland

•	growing our regions

•	investing in skills.

Despite the strength of Queensland’s economic recovery, some industries and regions have continued to be impacted by international border closures, interstate lockdowns and other restrictions as part of the emergency health response.

To help support impacted businesses across all industries, the Queensland Government is delivering a $600 million program of COVID-19 Business Support Grants, jointly funded with the Australian Government. More than 40,000 businesses across the state are expected to benefit from this timely financial support.

The Queensland Government has also provided additional targeted support through the $47.75 million Tourism and Hospitality Sector COVID-19 Lockdown Support Package and the $20 million COVID-19 Cleaning Rebate.

The government’s response to the pandemic and the resulting strength of Queensland’s economic performance has positioned Queensland well for the next phase of recovery, including the reopening of borders under Queensland’s COVID-19 Vaccine Plan to Unite Families.

The vaccine plan continues to prioritise the health and wellbeing of Queenslanders, while providing certainty and confidence for the community and businesses. Opening Queensland’s interstate borders with an 80 per cent vaccination rate could deliver direct economic benefits of up to $1.5 billion per annum.

As borders reopen, the government’s economic plan will navigate the challenges ahead, delivering healthy and thriving communities, more jobs and new exports which build on Queensland’s strengths.

This will include an ongoing focus on diversifying the goods and services produced across the state, in both traditional industries, such as tourism and agriculture, and sunrise industries such as renewable energy and new economy minerals.

4    2021–22 BUDGET UPDATE

OUR ECONOMIC PLAN

Through initiatives such as the $3.3 billion Queensland Jobs Fund, the government is supporting the growth of industries, enabling Queensland businesses to make more and add more value across the state’s regions.

The government’s COVID-19 Economic Recovery Plan will help manufacturers to develop advanced capabilities and support sustainability, backed by reliable, renewable competitively priced energy.

Investments in skills and training, such as the Skilling Queenslanders for Work initiative, continue to support Queenslanders to upskill and reskill, preparing them for the jobs of the future.

An ongoing focus on innovation will promote the development of new ideas in Queensland and help businesses to draw on the world’s best-practice business models, technology, products and services.

The government is continuing to deliver the critical infrastructure that supports economic growth by increasing productivity, lowering business costs, and helping to deliver the services that continue to make Queensland a great place to live.

By protecting the health and wellbeing of Queenslanders, the Queensland Government has given the state a head start in its recovery from the COVID-19 pandemic.

Building on this strength, Queensland’s COVID-19 Economic Recovery Plan will continue to provide certainty and security to all Queenslanders so that the state can move forward to realise a golden era of opportunity.

OUR ECONOMIC PLAN

Queensland’s strong economic recovery

Faster domestic economic growth than the rest of Australia State Final Demand up 6.4% March quarter 2020 – September quarter 2021	Highest jobs growth in Australia Employment up by 90,000 March 2020 – October 2021	Fastest workforce participation growth rate in Australia Participation rate up 4.5 percentage points May 2020 – October 2021

Faster retail

trade growth than the

rest of Australia

Real retail turnover up 8.9%

December quarter 2019 – September quarter 2021

Faster dwelling

investment growth than

the rest of Australia

Investment up 23.3%

March quarter 2020 – September quarter 2021

Faster consumption

growth than the

rest of Australia

Household consumption up 4%

March quarter 2020 – September quarter 2021

More interstate

migrants than any other

state or territory

Welcoming 30,785 net interstate migrants

in 12 months to March quarter 2021

6    2021–22 BUDGET UPDATE

ECONOMIC OVERVIEW

ECONOMIC OVERVIEW

The Queensland economy and labour market have continued to recover faster than the national average and faster than the other major eastern states, reflecting Queensland’s ongoing success in containing COVID-19.

Queensland’s domestic economy, as measured by State Final Demand, was 6.4 per cent larger in September quarter 2021 than its pre-COVID level in March quarter 2020. By contrast, Australia’s domestic economy was just 1.0 per cent larger over the same period. Queensland’s above-average domestic economic growth has translated to nation-leading jobs growth, with 90,000 more Queenslanders employed in October 2021 than in March 2020, the best performance of any state and well ahead of the quarter of a million jobs lost in the rest of Australia over the same period.

The increase in the COVID-19 vaccination rate means that the state’s borders have begun to re-open, which will continue to support the state’s economic recovery and jobs growth.

Following a solid rebound of 2.0 per cent in 2020–21, Queensland’s economic output is expected to grow by 3 1⁄4 per cent in 2021–22, faster than the 2 3⁄4 per cent growth forecast at Budget.

Underpinned by robust domestic activity, employment is expected to increase by 4 1⁄2 percent in 2021–22, stronger than the 3 per cent forecast at Budget, and the strongest employment growth in 15 years, followed by further solid growth of 2 1⁄2 per cent forecast for 2022-23. In quarterly terms, this equates to an increase in employment of almost 210,000 persons between the pre-COVID level in March quarter 2020 and June quarter 2023.

While the economic recovery from COVID-19 continues in many advanced economies, concerns about rising inflation and associated monetary tightening present emerging risks to the global economic outlook.

Assessments of the implications of the Omicron COVID-19 variant are also still being made internationally and domestically.

Key developments since the 2021–22 Budget

Key economic and fiscal developments since the delivery of the 2021–22 Budget in June 2021 include:

•	a significant increase in the COVID-19 vaccination rate and the release of the Queensland Government’s COVID-19 Vaccine Plan to Unite Families

•	further increases in residential property prices

•	significant volatility in coal prices, including a substantial increase in prices across the second half of 2021

•	rising long-term interest rates and increased inflation expectations

•	extended lockdowns in southern states to combat the Delta variant of COVID-19.

The proportion of Queenslanders vaccinated against COVID-19 has risen substantially in recent months. The state’s 80 per cent double-dose target was reached on 8 December and a 90 per cent double-dose rate is now an achievable target.

An increasing vaccination rate will see Queensland continue to re-open its borders to interstate and overseas travellers, supporting ongoing economic recovery and growth in the key tourism sector.

A substantial pipeline of construction work, together with expectations of further capital gains, have fuelled the current strength of the residential property sector in Queensland. The upward trend in dwelling investment is expected to extend well into 2022, with activity remaining at elevated levels in 2023.

ECONOMIC OVERVIEW

Despite China’s unofficial ban on Australian coal imports, global coal prices have risen significantly since mid-May 2021. However, given the upward pressure on prices was largely driven by supply–side constraints, coal prices are expected to return to more sustainable levels over coming quarters. More than 85 per cent of the decline in Queensland coal exports to China since October 2020 have been offset by increased tonnages to other key markets, including India, Japan and Korea.

While the widespread extended lockdowns across New South Wales, Victoria and the Australian Capital Territory in the second half of 2021 had only limited direct effects on economic activity in Queensland, they have slowed the recovery in the national economy and impacted tourism operators reliant on interstate travellers.

Triggered by a surge in property prices nationally and an increase in fuel prices, inflation has been stronger and may be more prolonged than previously expected, prompting an increase in bond yields of all durations since late September.

Table 1: Queensland economic forecasts1

	2020–21	2021–22		2022–23

	Outcome	Budget	Update	Budget	Update

Gross state product[2]	2.0	2 3⁄4	3 1⁄4	2 3⁄4	2 3⁄4

State Final Demand	3.9	3 1⁄2	4 1⁄4	2 3⁄4	2 1⁄2

Employment[3]	2.4	3	4 1⁄2	1 3⁄4	2 1⁄2

Unemployment rate[4]	5.6	5 3⁄4	5 1⁄4	5 1⁄2	5

Inflation[3]	2.1	1 3⁄4	3	1 3⁄4	2 1⁄2

Wage Price Index[3]	1.6	2 1⁄4	2 1⁄2	2 1⁄4	3

Population[3,5]	1.1	1	1	1 1⁄4	1 1⁄4

Notes:
1. Unless otherwise stated, all figures are annual percentage changes.
2. Chain volume measure, 2019–20 reference year.
3. Annual percentage change, year–average.
4. Per cent, June quarter, seasonally adjusted.
5. Population growth for 2020–21 is the annual growth rate in the three quarters to March quarter 2021.
Sources: ABS Annual State Accounts, Labour Force, Consumer Price Index, Wage Price Index and National, State and Territory Population.

External conditions

International

In October 2021, the International Monetary Fund’s (IMF) World Economic Outlook noted that the global economic recovery was continuing, despite the ongoing spread of COVID-19 in many countries. Following a 3.1 per cent contraction in 2020, the global economy is forecast to rebound by 5.9 per cent in 2021 and a further 4.9 per cent in 2022, according to the IMF.

The economic recovery remains most advanced in China, where output in September quarter 2021 was already 8.1 per cent above the pre-pandemic level in December quarter 2019. The IMF expects China’s economy to continue to grow strongly in the near-term, rising by 8.0 per cent in 2021 and a further 5.6 per cent in 2022.

While the United States economy only recovered to its pre-pandemic level of GDP in mid-2021, the country’s labour market continues to strengthen, potentially pointing to a sustained recovery. The IMF forecasts the United States’ economy to grow by 6.0 per cent in 2021 and by 5.2 per cent in 2022. However, the economic recovery in some European economies has been more subdued, with economic activity in the United Kingdom and the Euro area economies still below their pre-pandemic levels as of September quarter 2021.

8    2021–22 BUDGET UPDATE

ECONOMIC OVERVIEW

The IMF expects economic growth amongst Queensland’s major trading partners to be 6.0 per cent in 2021, before rising a further 5.0 per cent in 2022, slightly stronger than overall global growth in both years.

Annual inflation has risen sharply in most advanced economies over the second half of 2021 (Chart 1), with inflation in the United States and the Euro area reaching its highest levels in several decades.

Rising inflation has been driven by a range of factors, including increased global demand for goods (as households have been restricted in their ability to spend on services) against an interrupted global goods supply chain.

Oil and gas prices have also risen sharply due to stronger demand as economies emerge from restrictions at the same time as global supply has fallen. The price of Brent crude oil has risen from a COVID-low of US$5.60 per barrel to more than US$70 per barrel, with direct flow-on impacts to the price of automotive fuel.

Central banks around the world have generally viewed the recent rise in inflation as transitory, with an expectation that inflation will ease as households gradually resume higher levels of consumption of services and as supply chain issues ease.

However, financial markets suggest inflation may prove more persistent than initially anticipated, with a resulting risk that central banks may increase interest rates earlier than currently expected, slowing the global economic recovery. Over 2021, the central banks of South Korea, New Zealand and Norway have raised official interest rates, while other central banks have begun to taper their quantitative easing programs.

Chart 1: Inflation by country1

Note:

1.     Monthly, Annual change, per cent.

Source: Refinitiv.

National economy

National economic activity was significantly reduced throughout the September quarter as a result of lockdowns in New South Wales and Victoria. However, as vaccination rates pass 80 per cent and restrictions have been gradually unwound in those states, more timely indicators are suggesting signs of a substantial recovery in activity.

As the national economy opens further and household consumption gathers momentum, the national economy is expected to rebound in the December quarter, and recover further in March quarter 2022. Dwelling and business investment are expected to recover from the disruptions of the recent extended lockdowns in New South Wales and Victoria, and further support the national recovery.

ECONOMIC OVERVIEW

Reflecting the impact of the lockdowns in the September quarter, the Reserve Bank of Australia (RBA) revised down its forecast for Australia’s GDP growth in 2021–22 to 3 1⁄4 per cent in its November Statement on Monetary Policy (from 4 1⁄2 per cent forecast in August). Noting the strong growth in new housing construction costs as well as higher automotive fuel prices, the RBA substantially upgraded its forecast profile for Australia’s headline inflation, mostly in the near term.

Despite discontinuing the yield target on the 3-year Australian Government bond in November, the suite of other monetary settings by the RBA remain highly accommodative. The latest forecast profile for national underlying inflation suggests the RBA now expects to raise the official cash rate in late 2023 or early 2024. The RBA’s outlook for future interest rate rises contrasts with current financial market indicators, which suggest increases in the cash rate are expected earlier and potentially prior to the end of 2022.

Queensland conditions

Queensland’s domestic economic recovery from COVID-19 has been stronger than the rest of Australia, primarily reflecting Queensland’s better health outcomes and avoidance of a major outbreak of the virus. As of September quarter 2021, Queensland’s domestic economy, as measured by State Final Demand, is 6.4 per cent larger than its pre-COVID level in March quarter 2020, compared with growth of 1.0 per cent in the domestic economy across the rest of Australia.

Underpinned by the strength of the domestic economy, Queensland’s overall Gross State Product (GSP) rebounded by 2.0 per cent in 2020–21. Economic activity in Queensland is expected to grow by 3 1⁄4 per cent in 2021–22, faster than the 2 3⁄4 per cent growth forecast at the time of the 2021–22 Budget. This upward revision has been primarily driven by an improved outlook for private investment, particularly dwelling investment.

GSP is expected to grow by 2 3⁄4 per cent in 2022–23, as the dwelling investment cycle approaches its peak and international services trade increases due to the opening of borders.

The COVID-19 economic recovery is being driven by a strong domestic economy, with State Final Demand growing by 3.9 per cent in 2020–21 and expected to strengthen further to 4 1⁄4 per cent in 2021–22.

Reflecting the strength of Queensland’s economic recovery, Queensland’s labour market has also recovered strongly. By October 2021, employment in Queensland was 90,000 persons (or 3.5 per cent) above the pre-pandemic level in March 2020, compared with a fall in employment across the rest of Australia of 250,300 persons (or 2.4 per cent) over the same period.

Employment is expected to increase by 4 1⁄2 per cent in 2021–22, faster than the 3 per cent forecast at Budget and its fastest rate in 15 years, followed by further solid growth of 2 1⁄2 per cent in 2022–23. In quarterly terms, this equates to an increase in employment of almost 210,000 persons between the pre-COVID level in March quarter 2020 and June quarter 2023.

Household consumption

Since the first national lockdowns in 2020, an unprecedented level of government support has helped underpin household balance sheets and sentiment. Combined with record low interest rates, a sharp rebound in the labour market and substitution of expenditure away from services such as overseas travel, household consumption in Queensland rebounded by 5.1 per cent in 2020–21, the highest growth in 13 years.

Since the Budget, consumer spending in Queensland has persisted at levels well above the pre-COVID trend. The total number of days of lockdown across parts of Queensland was 21 in 2021, in contrast to 116 in New South Wales and 114 in Victoria. As a result, New South Wales and Victoria have experienced substantial declines in retail turnover to be below pre-COVID levels as the extended lockdowns impacted spending (Chart 2).

10    2021–22 BUDGET UPDATE

ECONOMIC OVERVIEW

Chart 2: Real retail turnover1 by major states

Note:

1.     Seasonally adjusted, index points, December quarter 2019 = 100.

Source: ABS Retail Trade.

Looking forward, household incomes in Queensland are expected to be supported by solid growth in labour income, with recent rises in housing and equity prices underpinning household wealth. However, as vaccination rates improve and overseas and interstate travel restrictions unwind, the reallocation of household spending away from domestic expenditure towards services is expected to take place sooner than foreseen at Budget.

As the composition of expenditure continues to adjust gradually, Queensland’s household consumption growth in 2021–22 and 2022–23 is forecast to return to rates similar to those seen prior to the pandemic.

Dwelling investment

Dwelling investment in Queensland has risen strongly since the pandemic-induced low in mid-2020, rising by 30.6 per cent over the period from June quarter 2020 to September quarter 2021. Dwelling investment has been driven by both the construction of dwellings and renovation activity.

A combination of record low interest rates (and indications that rates will remain low for an extended period), and generous government stimulus and incentives, have driven strong increases in building approvals and lending indicators throughout 2020–21, boosting the outlook for dwelling investment, particularly for detached houses.

Dwelling approvals have moderated in recent months following the ending of the Australian Government’s HomeBuilder Grant in March 2021 but remain above pre-COVID levels. Market expectations that dwelling prices will continue to rise into 2022 and the substantial amount of work in the pipeline will continue to drive growth in dwelling investment throughout 2021–22 and 2022–23 before moderating in later years.

ECONOMIC OVERVIEW

Chart 3: Residential work in the pipeline, Queensland1

Note:

1.     Quarterly.

Source: ABS Building Activity.

Business investment

The outbreak of COVID-19 and the resulting uncertainty in the global economic outlook temporarily discouraged investment across a range of sectors in 2020 and early 2021.

Driven by significant fiscal and monetary stimulus, as well as the strong recovery in the domestic economy, machinery and equipment investment rebounded during the second half of 2020–21, limiting its annual decline to just 3.6 per cent. Amidst global and national economic uncertainty, businesses remained conservative in extending their investment in buildings and structures, which fell 8.6 per cent in 2020–21.

The outlook for business investment has improved in recent months, with commercial transactions regaining momentum over 2021. The increase in vaccination rates should provide increased certainty and confidence to businesses as borders open.

Investments in renewables and hydrogen are likely to gather pace in coming years. The 2032 Olympic and Paralympic Games are likely to be catalytic for business investment across Queensland. The completion and opening of the Queen’s Wharf project in 2023 is likely to support more widespread urban renewal within the Brisbane CBD and surrounding areas.

Public final demand

Following five years of solid growth, public final demand rose a further 2.9 per cent in 2020–21. Growth in public final demand is expected to remain robust in 2021–22, as construction of the Cross River Rail project ramps up and COVID-19 recovery measures continue to be rolled out.

The Queensland Renewable Energy and Hydrogen Jobs Fund provides $2 billion for government owned corporations to increase ownership of commercial renewable energy and hydrogen projects and to support infrastructure, including in partnership with the private sector.

12    2021–22 BUDGET UPDATE

ECONOMIC OVERVIEW

Overseas exports

Queensland’s overseas goods and services exports fell by 15.9 per cent in 2020–21. This reflects the impact of the COVID-19 pandemic on a range of industries, particularly tourism, education and coal, as well as China’s import bans on a range of Australian goods, particularly coal. Exports are expected to recover from 2021–22 onwards, with volumes for a number of key exports recovering from their COVID-19 impacted lows driven by solid demand amidst the ongoing global economic recovery. Prices of key commodity exports have also rebounded strongly since the Budget, underpinning an improved outlook for royalty revenues in 2021–22 compared with that anticipated at Budget.

Coal

Since Budget, coal prices in the spot market have reached historic highs for both thermal and metallurgical coal. The premium hard coking coal price increased from US$173.25 per tonne on 15 June to US$408 per tonne on

22 September, the first time the price has breached US$400 per tonne since the price series commenced in 2013.

The hard coking coal spot price moderated somewhat throughout November falling from US$403 at the start of November to as low as US$315.50 by early-December, as supply constraints eased somewhat and demand from China fell following declines in steel production. Despite the decline, spot prices remain very high by historical standards.

Similarly, in the thermal coal market, the spot price for benchmark Australian coal1 increased from US$74.50 per tonne on 15 June to a peak of US$179.05 per tonne on 19 October, the highest spot price in the eight-year history of the series. On 19 October, China’s National Development and Reform Commission announced they would intervene in the domestic coal market and since the announcement, the thermal spot coal price had fallen to US$97.50 by early December.

[1]	FOB Newcastle 20% Ash 5,500 NAR.

ECONOMIC OVERVIEW

A number of short-term factors have contributed to the rapid increase in the hard coking coal price, including:

•	China’s strong import demand from other exporters (due to the self-imposed ban on sourcing Australian coal) is distorting market dynamics, leading to short supply of spot cargoes that is impacting the broader market

•	mine accidents and inspections in China have been limiting the expansion of domestic coal production

•	COVID-19 outbreaks in Mongolia have been limiting coal exports from that country to China

•	flooding in China and heavy rains in Indonesia impacting thermal coal supply

•	local coal production was temporarily impacted by mine and coal rail supply side issues, which resulted in the suspension of operations at some Queensland mines and on the Blackwater line for short periods of time during the year.

Coal prices are expected to return to more sustainable levels over the coming months as the short-term supply disruptions unwind, although the timing and extent of the decline remains uncertain.

China’s informal ban on the import of Australian coal remains in place, with a substantial decline in coal exports to China since October 2020. However, Queensland exporters have been successful in finding alternative markets for the majority of these coal exports, with more than 85 per cent of export volumes lost to China having been replaced by increased exports to other markets, particularly India, Japan and South Korea.

Queensland’s total coal export volumes fell 6.9 per cent in 2020–21, which is a smaller decline than the 8 3⁄4 per cent decline forecast at Budget. Export volumes are now forecast to fall marginally in 2021–22 due to China’s ban on coal imports now being expected to last longer than previously anticipated. Coal exports are expected to return to solid growth in 2022–23, as global economic activity continues to normalise following the COVID-19 pandemic. Nevertheless, export volumes by 2023–24 are still expected to be less than the peak volumes of 226 million tonnes in 2018–19.

Chart 4: Queensland hard coking coal contract price1

Note:

1.    Quarterly, US$ per tonne.

Source: Queensland Treasury estimate.

14    2021–22 BUDGET UPDATE

ECONOMIC OVERVIEW

LNG

The volume of Queensland’s LNG exports was largely unaffected by the COVID-19 pandemic, growing by 4.0 per cent in 2020–21. However, prices for Queensland’s LNG exports declined rapidly in the second half of 2020, reducing the overall value of LNG exports.

LNG prices have since recovered strongly throughout 2021, which has seen the value of Queensland’s LNG exports rebound to pre-COVID levels. Further, the continued global economic recovery from COVID-19 and a colder-than-expected winter in the Northern Hemisphere are driving demand for LNG, which should see export volumes increase further in 2021–22.

Metals

The outlook for Queensland’s industrial metals exports is largely unchanged from Budget. The real value of exports is expected to grow in 2021–22 following several temporary production disruptions in 2020–21, while the recently completed expansion of the Sun Metals refinery is also adding to the state’s zinc production capacity.

The nominal value of metal exports has risen sharply, reflecting the surge in metal prices since mid-2020 following the initial stages of the pandemic. The volume of metal exports is forecast to be relatively stable across the forward years but there is some potential upside to the outlook in the context of any further supply side response to the elevated prices, several project expansions awaiting final investment decisions and an increased level of exploration expenditure.

Agriculture

Continued improvement in Queensland’s agricultural conditions are expected to support strong growth in Queensland’s agricultural exports and a stronger performance than previously anticipated. Higher beef prices are encouraging additional production earlier than anticipated and the forecast for overall agricultural export growth has been revised up substantially in the 2 years to 2022–23 compared with the outlook at Budget.

Services

Closure of the international border since March 2020 has led to a sharp decline in overseas services exports. Overseas tourist arrivals fell from 1.7 million in 2019–20 to only 32,000 in 2020–21, while overseas student enrolments in Queensland in the first 9 months of 2021 were 21.4 per cent below that of a year earlier.

However, with Queenslanders also constrained from travelling abroad, this resulted in a temporary surplus in the overseas services trade balance in 2020–21. The likely substitution of expenditure by Queenslanders from international travel to domestic consumption is likely to also have been a factor in supporting the unprecedented levels of household spending in other key sectors of the domestic economy such as retail trade.

Given the anticipated reopening of the international border, in line with the Queensland Government’s Vaccine Plan, overseas exports of tourism and education are expected to start to recover from late-2021. This recovery is expected to be gradual as vaccination rates increase and global confidence returns in terms of international travel.

As international travel recovers, both in terms of overseas visitors coming to the state and Queenslanders travelling abroad, Queensland’s overseas services trade balance is expected to gradually normalise and expenditure patterns revert to be more in line with those experienced prior to the crisis.

Key tourism regions reliant on interstate and overseas travellers, including the Gold Coast, Cairns and the Whitsundays, are expected to benefit from the re-opening of interstate borders to fully vaccinated visitors, as well as from the return of overseas tourism over the longer term as international travel gradually recovers.

ECONOMIC OVERVIEW

Labour market

Queensland’s labour market performance has been stronger than anticipated at Budget. This reflects a range of factors including Queensland’s ongoing strong health response, which has seen Queensland avoid the sustained and severe lockdowns experienced in several other jurisdictions.

As of October 2021, employment in Queensland is 90,000 persons above its pre-COVID level in March 2020, the strongest growth of any state or territory over this period. Hours worked in October were 4.2 per cent above the level in March 2020, also the strongest growth of any state or territory.

The monthly seasonally adjusted unemployment rate has fallen from a recent peak of 8.7 per cent in July 2020 to 5.1 per cent in October 2021, to be below the national rate (5.2 per cent). Queensland’s unemployment rate in October 2021 was below the 5.8 per cent rate in March 2020 prior to the COVID-19 pandemic.

International border closures have resulted in labour shortages in various sectors across the state, creating increased employment opportunities for people more marginally attached to the labour force. The impacts of the recent labour shortages in some key sectors are likely to be partially unwound as international borders re-open and temporary non-residents re-enter the labour market.

Queensland’s labour market is expected to remain strong over the coming years, with employment forecast to grow by 4 1⁄2 per cent in 2021–22 up from 3 per cent forecast at Budget. This will be the strongest employment growth in Queensland in 15 years.

Further robust growth of 2 1⁄2 per cent is forecast in 2022–23 up from 1 3⁄4 per cent forecast at Budget.

The drivers of Queensland’s economic recovery and the forecast strengthening in economic growth in Queensland are broad based, therefore the benefit to employment should be felt across most regions, including the state’s key tourism regions as borders reopen.

Key growth industries are likely to include construction, retail trade, transport and warehousing, accommodation food services and professional services.

The unemployment rate is forecast to remain low, at around 5–5 1⁄4 per cent, over the next two years, as the continued strong employment growth pushes the participation rate higher, as marginally attached workers are encouraged back into the labour force.

Chart 5: Employment and unemployment rate forecasts1

Note:

1.    Seasonally adjusted, quarterly.

Sources: ABS Labour Force and Queensland Treasury.

16    2021–22 BUDGET UPDATE

ECONOMIC OVERVIEW

 Box 1 Queensland’s Stronger Economic Recovery

Throughout this once-in-a-century health emergency, we have supported a strong economy by safeguarding the health of Queenslanders.

Our success in containing the spread of the virus has seen a remarkably strong recovery in Queensland’s domestic economy. An economic performance and recovery that has been the envy of not just the rest of the country but the rest of the world.

This stronger economic performance shows up in a range of indicators, including:

•	State Final Demand in September quarter 2021 is up 6.4 per cent from pre-COVID levels, much stronger than the 1.0 per cent growth recorded in the rest of Australia

•	nominal retail turnover was at an all-time high of $6.6 billion in October, up 16.6 per cent on pre-COVID levels

•	households are investing in their homes, with renovation activity also at an all-time high

•	Australians also continue to vote with their feet and move to Queensland. Our gain from net interstate migration of more than 30,000 residents in the year to March quarter 2021 dwarfs the next best outcome, of only 3,250 net migrants to Western Australia over the same period.

But it is in the most important economic indicator – employment – that Queensland really out-shines.

Jobs data for October 2021 show that employment in Queensland was 90,000 persons, or 3.5 per cent, higher than the pre-pandemic level recorded in March 2020.

This was the strongest performance of any state and contrasts with the rest of Australia, where employment fell by over a quarter of a million jobs over the same period, driven by falls in New South Wales (down 174,200) and Victoria (down 126,200).

Chart 6: Employment growth since March 20201

Note:

1.    Seasonally adjusted, monthly, thousand persons.

Source: ABS Labour Force.

ECONOMIC OVERVIEW

Risks to the outlook

In the 2021–22 Budget, the timing of the reopening of borders and the pace of the vaccination rollout were highlighted as major risks to the economic outlook. Since Budget, Queensland’s vaccination rate has accelerated significantly, with the 80 per cent target reached on 8 December. A 90 per cent fully vaccinated rate is now achievable in coming months.

Vaccinations in 12- to 15-year-olds are also well progressed, while COVID-19 booster shots became available in early November. This means the risk of significant COVID-19 outbreaks following the reopening of state borders, is much lower than expected in June 2021.

The 2021–22 Budget also highlighted as a key risk the possibility of an earlier-than-expected monetary policy tightening. Given the inflationary pressures triggered by the surge in property and fuel prices, as well as the recent increase in bond yields across all durations, it is now more likely that some normalisation of monetary policy settings will be implemented by the RBA prior to 2024. The potential impact on various financial asset prices and the associated wealth effects are likely to be exacerbated by scheduled tightening in monetary policy by other major central banks, with potential flow-on impacts on consumer spending and investment.

Trade tensions between Australia and China remain a key risk to the outlook for Queensland’s exports.

Queensland’s coal exports have proved to be resilient against China’s ban on Australian coal imports, with more than 85 per cent of tonnages lost to China diverted to other markets. Queensland remains exposed to national foreign policy settings that may elicit additional retaliatory measures from China.

The recent emergence of the Omicron variant of COVID-19 has raised concerns globally. Health experts are still fully assessing its potential transmissibility, resistance to vaccines and severity. In addition, other new variants may emerge over the period of the forecast horizon. The emergence of any more severe and/or transmissible variants could negatively impact consumer and business confidence and could pose a significant downside risk to the global and local economic outlook.

18    2021–22 BUDGET UPDATE

FISCAL OVERVIEW

FISCAL OVERVIEW

The key fiscal aggregates of the General Government Sector are outlined in Table 2.

Table 2: General Government Sector – key fiscal aggregates1

	2020–21 Actual[2] $ million	2021–22 Budget $ million	2021–22 Update $ million	2022–23 Projection $ million	2023–24 Projection $ million	2024–25 Projection $ million

Revenue	62,732	63,664	68,235	67,531	70,072	71,781

Expenses	63,669	67,148	69,727	69,928	70,631	71,623

Net operating balance	(937)	(3,485)	(1,492)	(2,397)	(559)	158

PNFA[3]	6,835	7,800	8,317	8,078	7,674	7,642

Fiscal balance	(5,015)	(7,965)	(6,726)	(6,490)	(3,568)	(2,667)

Borrowing with QTC[4]	46,153	57,240	55,473	65,386	71,719	76,878

Leases and similar arrangements	7,704	7,603	7,778	7,509	7,775	7,622

Securities and derivatives	220	198	220	220	220	220

Net Debt	11,360	24,750	17,536	26,049	31,656	35,633

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	Queensland Treasury Corporation.

For the 2022–23 Budget, the government will be moving to reporting financial information in full compliance with the Uniform Presentation Framework (February 2019), providing actual, budget, and forward estimates for the General Government Sector. Actual and budget-year reporting will be provided for the Public Non-financial Corporation Sector and the Non-financial Public Sector.

This approach is consistent with the approach used in the Federal Budget. The Uniform Presentation Framework (UPF) can be accessed from the Federal Treasury website.

FISCAL OVERVIEW

Net operating balance

The General Government Sector net operating deficit for 2021–22 is expected to be $1.492 billion, compared to the operating deficit of $3.485 billion forecast at the 2021–22 Budget. The $1.993 billion reduction in the operating deficit in 2021–22 is largely driven by an unprecedented coal price spike providing a temporary increase in royalty income along with higher transfer duty receipts, as a result of ongoing strength in residential transactions and an uplift in property prices.

State taxation and royalties are expected to be $8.1 billion higher over the forward estimates than forecast at the time of the 2021–22 Budget.

In 2021–22, the government will invest $2.5 billion of the windfall gains in royalty revenue into the State’s Long Term Assets portfolio. This will be available to support future government priority capital initiatives (see Box 3).

The government has committed up to $2.1 billion over the forward estimates to support our response to COVID-19. A further $1 billion has been allocated to extend or make permanent limited-life programs that were due to expire within the forward estimates (see Box 4).

Reflecting the improved revenue and expenditure decisions outlined above, deficits are expected to narrow by $2.5 billion over the forward estimates, with a return to surplus still anticipated in 2024–25.

Chart 7: Net operating balance 2021–22 to 2024–25

20    2021–22 BUDGET UPDATE

FISCAL OVERVIEW

Reconciliation with 2021–22 Budget

Table 3 provides a breakdown of the movements in the net operating balance since the 2021–22 Budget.

Table 3: Reconciliation of net operating balance, 2021–22 Budget to 2021–22 Budget Update1

	2021–22 Update $ million	2022–23 Projection $ million	2023–24 Projection $ million	2024–25 Projection $ million

2021-22 Budget net operating balance	(3,485)	(2,440)	(968)	153

Royalty revisions	2,914	324	136	62

Taxation revisions[2]	1,092	920	1,385	1,259

GST revisions	(236)	(2)	(3)	(3)

Change to net flows from PNFC and PFC entities	(55)	8	(55)	(114)

Australian Government Funding revisions	(138)	46	11	8

Natural Disaster revisions (DRFA3)	(48)	73	(108)	(95)

Expense measures[4]	(715)	(633)	(527)	(528)

Other parameter adjustments[5]	(821)	(693)	(430)	(584)

2021-22 Budget Update net operating balance	(1,492)	(2,397)	(559)	158

  Notes:

1.	Numbers may not add due to rounding.
2.	Includes the impact of the new Interstate land tax revenue measure
3.	Disaster Recovery Funding Arrangements
4.	Reflects net operating balance impact of Government decisions made since the 2021–22 Budget.
5.

Refers to adjustments largely of a non-policy nature, primarily changes in interest paid on borrowings, actuarial adjustments to superannuation liabilities, depreciation, swaps and deferrals. The government recognises the potential uncertainty around COVID-19 and has included an allowance for additional spending in 2021–22 and 2022–23.

Revenue

Overview

General Government Revenue in 2021–22 is estimated to be $5.504 billion higher than in 2020–21 and $4.571 billion higher than the 2021–22 Queensland Budget estimates. The improved outlook for estimated revenues in 2021–22 is primarily driven by significant upward revisions in coal royalties, reflecting higher-than-expected prices, and higher-than-expected transfer duty collections as a result of ongoing strength in residential transactions and significantly higher property prices.

Compared with the 2021–22 Queensland Budget, revenue forecasts over the forward estimates have been revised upwards by $1.821 billion in 2022–23, $1.664 billion in 2023–24 and $1.415 billion in 2024–25.

FISCAL OVERVIEW

The stronger outlook in years beyond 2021–22 is largely due to upward revisions to transfer duty forecasts, reflecting a later peak in the housing market cycle combined with higher-than-expected property prices, and higher payroll tax revenue as the labour market has continued to improve.

Total General Government Revenue in 2019–20 was $2.137 billion lower than expected at the 2019–20 MYFER, however, total revenue in 2020–21 was $1.017 billion higher than forecast at the 2019–20 MYFER. In 2021–22 and 2022–23, total General Government Revenue is expected to be $7.207 billion higher than projected at the 2019–20 MYFER.

Chart 8 outlines the revisions to forecasts in key revenues since the 2021–22 Queensland Budget.

Chart 8: Revisions in key revenues since 2021–22 Budget

Taxation

Revenue from taxation is estimated to total $18.491 billion in 2021–22, $2.242 billion higher than in 2020–21 and

$1.092 billion higher than forecast at the 2021–22 Queensland Budget. The upgrades to forecast revenues for several key taxes in 2021–22 are also expected to flow through to the years beyond 2021–22, with upward revisions to taxation revenues, totalling $4.656 billion over the four years to 2024–25.

A stronger outlook for the housing market has resulted in large upward revisions to transfer duty revenue. Elevated transaction volumes, and increased first homebuyer and investor activity have delivered significant price growth and a later peak in the current market cycle. Residential property prices are expected to remain elevated even as transfer volumes moderate and, along with an increased contribution from the non-residential sector, this will support transfer duty collections across the forecast period.

Meanwhile, the exceptional recovery of the Queensland labour market and resulting improvements in employment, wages growth and the unemployment rate forecasts suggest higher payroll tax collections than previously expected.

22    2021–22 BUDGET UPDATE

FISCAL OVERVIEW

Revenue collections to date in 2021–22 and the outlook for other tax lines are largely in line with the forecasts outlined in the 2021–22 Budget.

The government is committed to no new or increased taxes, and also ensuring the overall tax burden remains lower than the national average. However, this does not preclude revenue reforms including:

•	removing loopholes and inequities

•	altering the distribution of tax on a budget-neutral basis or modifying indexation arrangements

•	introducing levies for a specific purpose, on a budget-neutral basis.

Since the 2021–22 Budget, the government has announced budget-neutral changes to the Waste Levy, and this Budget Update also reflects the inclusion of improvements to the land tax system to ensure interstate landholders pay their fair share of land tax (see Box 2).

 Box 2 A fairer land tax system

The land tax system in Queensland is one of the most generous in the nation, including principal places of residence being exempt from land tax, a tax-free threshold that is higher than the median-valued parcel of residential land, and a rate structure that ensures that smaller landholders are subject to lower marginal rates of tax.

The framework recognises that individuals and entities with more substantial taxable landholdings of commercial or investment properties have a greater capacity to pay.

As land tax is administered by state governments, some interstate landholders exploit tax-free thresholds in different jurisdictions to minimise their tax obligations. Landholders with all of their land holdings in Queensland end up paying more land tax than their interstate counterparts despite Queensland’s generous system.

For example, an individual with taxable landholdings of $1 million in Queensland would pay $4,500 in land tax (or an average rate of 0.45 per cent). Another individual landholder with $600,000 in taxable land in Queensland and $400,000 in New South Wales, would only pay $500 in land tax in Queensland and no land tax in New South Wales at current thresholds.

This inequity, or loophole, will be addressed by amending the current land tax arrangements to account for the value of land held interstate when assessing taxpayers’ land tax liability.

A total national taxable land value will be established for each Queensland landholder, which will continue to exclude exempt land such as principal place of residence. The national taxable value will determine the appropriate tax rate that will then be applied to the Queensland proportion of the value of the individual or entity’s landholdings.

Under this approach, an individual with $600,000 in taxable land in Queensland and $400,000 in New South Wales would pay $2,700 in land tax in Queensland, an average rate of 0.45 per cent on their Queensland landholdings, being the same rate as the landholder with all their landholding in Queensland.

Landholders who only own land in Queensland will not be affected by this change. Landholders will continue to be able to access all available exemptions, such as the principal place of residence and primary production exemptions.

Additional land tax will only apply to the taxable Queensland landholdings of individuals who own land in multiple jurisdictions.

The timing of commencement of this reform will be subject to the passage of appropriate legislative amendments.

FISCAL OVERVIEW

Royalties and land rents

Revenue from royalties and land rents are now estimated to total $6.255 billion in 2021–22, $3.593 billion higher than in 2020–21 and $2.914 billion higher than estimated in the 2021–22 Queensland Budget. Coal and oil prices have risen substantially since the 2021–22 Queensland Budget, providing a short-term boost to revenues.

The premium hard coking coal price increased to a peak above US$400 per tonne in September 2021, while the thermal coal price increased to as high as US$179.05 per tonne in October 2021.

China’s strong import demand from other exporters (due to its reduced importation of Australian coal) is tending to distort global market dynamics, leading to a shortage in supply of spot cargoes. However, the recent spike in coal prices is primarily driven by a range of short-term supply side factors and disruptions. As such, prices are expected to return to more sustainable levels in coming quarters, but the timing and extent of the decline remains uncertain.

Meanwhile, oil prices remain persistently high, reaching above US$80 per barrel in October 2021, due to strong demand as a result of the cold winter in the Northern Hemisphere and the global economic recovery from the pandemic. Oil prices are also expected to moderate from current levels over coming quarters.

Growth in petroleum royalties in 2021–22 also reflects the first full year of the volume-based royalty regime, which replaced the previous wellhead model from October 2020.

Reflecting the expected moderation in coal and oil prices, revenue from royalties and land rents is expected to total $4.067 billion in 2022–23, $2.188 billion lower than in 2021–22, but remains $324 million higher than expected at the time of the 2021–22 Queensland Budget.

Coal export volumes are expected to return to solid growth in 2022–23, as global economic activity continues to normalise in line with the ongoing global recovery from the COVID-19 pandemic. This will drive a moderate increase in royalty revenue from 2022–23.

GST

GST revenue is estimated to total $15.380 billion in 2021–22, $236 million lower than forecast at the 2021–22 Queensland Budget.

The lower GST revenue expected in 2021–22 largely reflects weaker-than-expected national GST collections in the first quarter of 2021–22, driven by the extended lockdowns in New South Wales and Victoria over that period.

Forecast GST revenue beyond 2021–22 is broadly consistent with 2021–22 Queensland Budget expectations. Annual average growth in GST revenue of 5.4 per cent is forecast across the three years to 2024–25, reflecting steady growth in nominal consumption as the national economy continues to improve.

Current risks to the national GST pool remain over the medium term, including any changes in household spending trends as international borders reopen and the impact of responses to any future COVID outbreaks.

The impact of the significant revisions to Queensland’s coal royalties has not been incorporated into the forward estimates of this Budget Update.

In early 2022, the Commonwealth Grants Commission is expected to deliver its recommended relativities for distributing the GST among states and territories for the 2022–23 financial year.

24    2021–22 BUDGET UPDATE

FISCAL OVERVIEW

Box 3 Banking Queensland’s resources windfall

Every Queenslander has a stake in our state’s natural resources.

Queensland’s resource royalties in 2021–22 are expected to increase by $2.9 billion relative to projections in the 2021–22 Queensland Budget.

The increase in royalties is largely the result of an unprecedented rise in the global price of premium hard coking coal, which reached a new peak of more than US$400 per tonne in September 2021.

The elevated coal price is only expected to be temporary, as it has been driven by a range of short-term supply-side factors and disruptions. Similarly, the uplift in Queensland’s royalties is only expected to be transitory.

All else being equal, under the principles developed by the Commonwealth Grants Commission, up to 80 per cent of a royalties windfall would be redistributed to other states over time through a reduction in Queensland’s GST revenue. An increase in royalties in 2021–22 would impact Queensland’s GST share from 2023–24 until 2025–26.

To offset this future reduction in GST distributions, the Queensland Government is investing $2.5 billion of the royalties windfall as a Long Term Asset held by the Consolidated Fund.

This investment, along with its returns, will be available to be drawn down to fund future priority capital initiatives, to ensure Queenslanders can continue to enjoy the benefits of our resources for years to come.

FISCAL OVERVIEW

Expenses

General Government Expenses in 2021–22 are estimated to be $69.727 billion, $2.579 billion higher than the budget estimate.

Contributing to the increase in expenses in 2021–22 are $600 million in 2021 COVID-19 Business Support Grants introduced to support small businesses impacted by Queensland’s lockdowns, further funding for Queensland’s on-going health response to the pandemic, including support on easing of restrictions, and additional funding for quarantine and COVID-19 compliance services.

Grants under the HomeBuilder program and revisions to the state’s defined benefit superannuation liabilities also contribute to the increase in expenses in 2021–22 compared to the 2021–22 Budget.

Expenses over the next three years to 2024–25 are expected to be higher than the 2021–22 Budget, reflecting expense measures made since the 2021–22 Budget, including additional funding for the continuation of time limited programs and new policy decisions. Other non-policy adjustments, including actuarial revisions to the state’s defined benefit superannuation liabilities and increases in the legislated superannuation guarantee charge rate, also contribute to the increase in expenses.2 Expenditure growth is expected to moderate from 2022–23 with the unwinding of COVID-19 support measures.

Emerging fiscal pressures

Other than on-going uncertainties related to future COVID-19 outbreaks, key emerging pressures include:

Native title compensation settlement

The government has a potential liability with respect to compensation arising from acts that have extinguished native title or impaired native title since 1975.

Expiring agreements

Queensland’s fiscal position is exposed to decisions made by the Australian Government, including not renewing funding for National Partnership payments (NPs) where there are on-going community service needs that must be met.

2 The state’s defined benefit liabilities remain full offset by assets held in the defined benefit fund.

26    2021–22 BUDGET UPDATE

FISCAL OVERVIEW

Box 4 Limited life programs

As part of this 2021–22 Budget Update, the government has extended or provided permanent and ongoing funding to a number of limited life programs, as well as to support ongoing negotiations with other levels of government. In this Budget Update, $1.1 billion has been allocated towards these purposes, which aims to provide greater certainty to service providers.

Key programs with extended funding include:

•	$25.9 million over 4 years to support continued operationalisation of the National Redress Scheme in Queensland

•	$2.5 million for the Queensland Police Service to continue police operations utilising overtime in Safe Night Precincts between 1 January 2022 and 30 June 2022

•	permanent funding of $2 million per annum from 2022–23 for the Queensland Water Regional Alliance Program, delivered in partnership with the Local Government Association of Queensland.

Balance sheet

Box 5 Net debt

Net debt is useful for examining the soundness of a government’s fiscal position. The net debt measure is the preferred debt position by governments, including the Australian Government. The Queensland Government’s disciplined approach to its fiscal strategy is establishing the path to stabilising its debt burden and returning to operating surpluses.

Compared to Budget, the 2021–22 Budget Update demonstrates the government’s performance in debt management. The 2021–22 Budget Update reflects a significant reduction in General Government net debt and Queensland’s outlook compares very favourably to its peers New South Wales and Victoria.

Chart 9: Net debt of major states

FISCAL OVERVIEW

Debt

The Palaszczuk Government remains focussed on supporting economic recovery and ongoing growth. By delivering on its clear fiscal strategy, underpinned by the Charter of Fiscal Responsibility, the government remains on track to return the budget to surplus over the forward estimates and to stabilise the net debt burden over the medium term.

General Government Sector

Net debt is expected to reach $17.536 billion by 30 June 2022, which is $7.214 billion lower than anticipated at the 2021–22 Queensland Budget. This is largely due to a combination of lower-than-expected borrowing with Queensland Treasury Corporation (QTC) as a result of the improved operating position, and improvements in the value of financial assets, mainly as a result of positive market value adjustments on financial assets in 2020–21.

General Government Sector (GGS) borrowing with QTC is estimated to be $55.473 billion by 30 June 2022, $1.767 billion lower than projected in the Budget. This is predominantly due to the improved revenue outlook for 2021–22 impacting favourably on operating cash flows as well as lower borrowings in 2020–21.

Public Non-financial Corporations Sector

Public Non-financial Corporation (PNFC) Sector debt is primarily held by government-owned corporations and is supported by income-generating assets including key pieces of economic infrastructure.

Borrowing with QTC of $40.278 billion are projected for 30 June 2022 in the PNFC Sector, $377 million less than the 2021–22 Budget estimate. With leases and other similar arrangements of $405 million and securities and derivatives of $921 million, total PNFC Sector borrowing is expected to be $41.604 million by 30 June 2022, rising by just $364 million to $41.968 billion by 30 June 2025.

Capital program

The capital program outlined in the 2021–22 Budget Update continues to deliver on the government’s $50 billion 4-year infrastructure guarantee. In line with the Queensland’s COVID-19 Economic Recovery Plan, the capital program focuses on maintaining a sustainable program of works and investment in critical infrastructure across Queensland that will help ongoing economic recovery and support increased private sector productivity. Improvements in net cash flows from operating activities are still expected to primarily fund the GGS capital program from 2024–25.

General Government Sector

The GGS capital program in 2021–22 is estimated to be $12.340 billion, $1.320 billion higher than projected in the 2021–22 Queensland Budget. This increase is largely due to road and rail projects as well as an increase in capital grants for the HomeBuilder program. Over the four years to 2024–25, the total capital program is $41.719 billion, $3.469 billion higher than estimated at the 2021–22 Budget.

Public Non-financial Corporations Sector

The PNFC Sector capital program in 2021–22 is estimated to be $3.660 billion, $58 million lower than budgeted in the 2021–22 Budget. Over the four years to 2024–25, the total capital program of $14.259 billion, $212 million higher than estimated at the 2021–22 Budget.

28    2021–22 BUDGET UPDATE

INTERGOVERNMENTAL FINANCIAL RELATIONS

INTERGOVERNMENTAL

FINANCIAL RELATIONS

Australian Government Payments

Payments for specific purposes

Australian Government payments contribute to Queensland’s ability to meet its current and future service delivery and infrastructure responsibilities. In recent years, the Australian Government has created uncertainty around these by imposing unwarranted conditions, delaying advice on funding extensions or unilaterally changing the basis of payments, all which impact Queensland’s ability to plan and deliver critical services and infrastructure.

In contrast, the Queensland Government seeks to negotiate Commonwealth–state funding arrangements that are sustainable, provide adequate funding for the delivery of services, give the State flexibility in the way it delivers services, and achieve positive outcomes for Queenslanders.

The Queensland Government is currently negotiating funding agreements for skills, mental health and suicide prevention, and early childhood education, among others.

General revenue assistance

The Commonwealth Grants Commission will recommend updated state and territory shares of GST revenue to the Australian Treasurer in early 2022, to be factored into the 2022–23 Federal Budget. Shares are based on jurisdictions’ revenue raising capacity and expenditure needs, and this update will incorporate responses to COVID-19 in 2020–21.

The Commission’s recommendations will impact Queensland’s GST share at the same time as the implementation of the Australian Government’s changes to horizontal fiscal equalisation (HFE) ramps up.

In 2018, the Australian Government legislated changes to HFE: states will no longer receive GST revenue to equalise them to the same standard as the fiscally strongest state (Western Australia), but to the stronger of New South Wales or Victoria; states are assured a minimum GST revenue sharing relativity (a relativity floor); and the Australian Government will boost the GST pool. These changes are being implemented over a six-year transition period (2021–22 to 2026–27).

Most states, including Queensland, did not support the changes when they were announced. The key concern is that all states except Western Australia will receive less GST revenue because the boost payments will not be sufficient to offset the other changes. In response, the Australian Government legislated a ‘no worse off’ guarantee for the transition period that ensures states will receive at least as much GST revenue under the new system. This guarantee will only apply up to 2026–27.

The Australian Government estimates that the additional GST assistance for Queensland under the ‘no worse off’ guarantee would be $627 million in 2024–25. Given this guarantee will not be available from 2027–28 onwards, this could present a significant fiscal risk to Queensland.

GOVERNMENT FISCAL PRINCIPLES

GOVERNMENT FISCAL PRINCIPLES

The Government developed a new Charter of Fiscal Responsibility (Charter) to inform the 2021–22 Budget strategy by providing a balanced path to restore Queensland’s fiscal buffers as the economic recovery continues. The Fiscal Principles underpin the development of the state’s fiscal strategy and financial decision-making.

Principle 1 – Stabilise the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term

A key component of the fiscal strategy is to stabilise debt at a sustainable level in the medium term. Queensland’s strong public health response and decision to prioritise health and economic recovery during the crisis made increased borrowings unavoidable. However, revenue improvements and a disciplined approach to the fiscal strategy meant that forecast borrowings were far lower in the 2021–22 Budget than in the 2020–21 Budget. Since the 2021–22 Budget, forecasts for borrowings have reduced further, largely as a result of stronger revenue growth forecasts. The value of investments has also increased significantly making an important contribution to the reduction in net debt.

This improvement is evident in the 2020–21 results where the ratio of net debt to revenue fell from 45.3 per cent in the 2020–21 Budget, to 26.2 per cent in the 2021–22 Budget and an actual of 18.1 per cent. By 2024–25, the ratio of General Government net debt to revenue is expected to reach 50 per cent, far below the 61 per cent forecast in the 2021–22 Budget. Growth in the net debt to revenue ratio is forecast to moderate towards the end of the forward estimates. Material improvements in the 2021–22 Budget and 2021–22 Budget Update are consistent with debt stabilising at a sustainable level in the medium term.

Chart 10: Ratio of General Government net debt/revenue

30    2021–22 BUDGET UPDATE

GOVERNMENT FISCAL PRINCIPLES

Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses

Fiscal Principle 2 is designed to provide a broad measure of expenditure growth management. Maintaining a lower rate of expenditure growth than revenue growth will deliver sustainable operating surpluses and assist debt stabilisation.

Over the four years to 2024–25, revenues are forecast to grow by an average of 3.4 per cent per annum, relative to average expenses growth of 3.0 per cent per annum. Far higher revenues and lower expenses in the 2020–21 outcome than forecast in the 2021–22 Queensland Budget have contributed to a narrowing of the difference in average revenue and expenses growth over the four-year period. For example, using 2019–20 as the base year revenue is estimated to grow by 4.4 per cent per annum over the 5 years to 2024–25 compared to annual expenses growth of 2.4 per cent. Forecasts remain on track to return to an operating surplus by 2024–25, consistent with the 2021–22 Budget.

Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth

Large capital programs that will support jobs and enhance the productive capacity of the economy remain a government priority. A capital program of $55.9 billion is planned over the four years to 2024–25. Maintaining a large capital program at the same time as stabilising net debt will require the capital program to be primarily funded through operating cash surpluses rather than additional borrowings.

In 2021–22, the operating cash surplus has increased significantly as a share of net cash flows from investments in non-financial assets, from 7 per cent in the 2021–22 Budget to 49 per cent in the 2021–22 Budget Update. The increase is due mostly to windfall gains in royalty revenue resulting from the temporary coal price increase in 2021–22, which will be invested to support future government initiatives. Adjusted for the $2.5 billion royalty investment, the share of capital funded through operating cash surpluses in 2021–22 would be 19 per cent.

By 2024–25, 53 per cent of investment in non-financial assets is expected to be funded from operating cash, broadly consistent with 2021–22 Budget forecasts. Across the four-year period 2021–22 to 2024–25, even though the capital program has increased, an increasing proportion of it is being funded from net cash inflows.

GOVERNMENT FISCAL PRINCIPLES

Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states

Fiscal Principle 4 directly measures the competitiveness of Queensland’s taxation regime and policies compared to other states.

Using the latest forecasts, Queensland’s taxation per capita of $3,537 in 2021–22 compares favourably to other jurisdictions. On average, Queenslanders are expected to pay $452 less tax compared to the residents of other states and territories in 2021–22. While Queensland’s tax forecasts have increased significantly across the four years to 2024–25 since the 2021–22 Budget, the state is maintaining a highly competitive regime.

Chart 11: Taxation per capita, Queensland and other jurisdictions

Sources:

1.	2021–22 Budget Update for Queensland.
2.	2021–22 State Budget for all other jurisdictions.

Principle 5 – Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice

The full funding of superannuation and other long-term liabilities is a long-standing Queensland Government priority and a key element of Queensland’s financial management. A commitment to this principle has continued through the economic and fiscal recovery from the COVID-19 crisis, and it remains part of the long-term fiscal strategy. The State Actuary has confirmed that Queensland’s defined benefit superannuation scheme remains fully funded with total assets exceeding accrued liabilities by greater than $6 billion as at 30 June 2021. Full funding is unique amongst Australian jurisdictions.

32    2021–22 BUDGET UPDATE

UNIFORM PRESENTATION FRAMEWORK

UNIFORM PRESENTATION FRAMEWORK

Table 4: General Government Sector Operating Statement1

		2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

		Outcome	Budget	Update	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Taxation revenue	16,249	17,399	18,491	18,317	19,117	19,867

	Grants revenue	33,013	31,935	32,491	33,733	35,264	36,252

	Sales of goods and services	6,063	6,062	5,966	6,168	6,353	6,211

	Interest income	1,948	2,537	2,575	2,793	2,859	2,933

	Dividend and income tax equivalent income	1,310	1,142	1,085	1,111	946	877

	Other revenue	4,148	4,589	7,627	5,410	5,533	5,642

	Total Revenue from Transactions	62,732	63,664	68,235	67,531	70,072	71,781

Less	Expenses from Transactions

	Employee expenses	26,501	27,474	27,976	29,063	29,927	31,050

	Superannuation expenses

	Superannuation interest cost	246	373	376	404	462	474

	Other superannuation expenses	3,073	3,156	3,432	3,505	3,594	3,710

	Other operating expenses	16,335	17,963	18,264	17,586	17,402	17,341

	Depreciation and amortisation	4,187	4,356	4,450	4,652	4,680	4,836

	Other interest expenses	1,619	1,667	1,694	1,853	2,063	2,247

	Grants expenses	11,709	12,160	13,535	12,867	12,502	11,965

	Total Expenses from Transactions	63,669	67,148	69,727	69,928	70,631	71,623

Equals	Net Operating Balance	(937)	(3,485)	(1,492)	(2,397)	(559)	158

Plus	Other economic flows - included in operating result	9,787	195	195	401	377	512

Equals	Operating Result	8,850	(3,290)	(1,297)	(1,996)	(182)	670

Plus	Other economic flows - other movements in equity	7,044	1,773	2,152	2,943	2,049	1,716

Equals	Comprehensive Result - Total Change In Net Worth	15,894	(1,517)	855	947	1,866	2,385

	KEY FISCAL AGGREGATES

	Net Operating Balance	(937)	(3,485)	(1,492)	(2,397)	(559)	158

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	6,835	7,800	8,317	8,078	7,674	7,642

	Less Sales of non-financial assets	216	240	238	186	264	190

	Less Depreciation	4,187	4,356	4,450	4,652	4,680	4,836

	Plus Change in inventories	46	9	24	(8)	(4)	29

	Plus Other movements in non-financial assets	1,599	1,266	1,582	861	284	181

	Equals Total Net Acquisition of Non-financial Assets	4,078	4,480	5,235	4,093	3,009	2,825

Equals	Fiscal Balance	(5,015)	(7,965)	(6,726)	(6,490)	(3,568)	(2,667)

Note:

1. Numbers may not add due to rounding.

UNIFORM PRESENTATION FRAMEWORK

Table 5: Public Non-financial Corporations Sector Operating Statement1

		2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

		Outcome	Budget	Update	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Grants revenue	615	711	737	714	630	616

	Sales of goods and services	12,199	11,161	11,618	11,110	10,812	11,013

	Interest income	65	58	55	59	66	74

	Dividend and income tax equivalent income	15	—	—	—	—	—

	Other revenue	345	306	396	378	344	351

	Total Revenue from Transactions	13,240	12,237	12,807	12,262	11,852	12,053

Less	Expenses from Transactions

	Employee expenses	2,123	2,211	2,262	2,363	2,448	2,526

	Superannuation expenses

	Superannuation interest cost	(3)	—	—	—	—	—

	Other superannuation expenses	249	241	231	243	252	261

	Other operating expenses	4,895	3,996	4,451	3,749	3,512	3,642

	Depreciation and amortisation	2,640	2,882	2,883	2,931	2,998	3,022

	Other interest expenses	1,691	1,661	1,658	1,579	1,538	1,519

	Grants expenses	24	24	14	24	24	24

	Other property expenses	457	448	449	377	290	252

	Total Expenses from Transactions	12,078	11,463	11,948	11,265	11,061	11,246

Equals	Net Operating Balance	1,162	774	858	997	790	808

Plus	Other economic flows - included in operating result	(466)	13	(25)	(191)	(398)	(547)

Equals	Operating Result	696	787	833	806	392	261

Plus	Other economic flows - other movements in equity	(1,010)	288	59	354	458	(79)

Equals	Comprehensive Result - Total Change In Net Worth	(315)	1,075	892	1,159	850	181

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,162	774	858	997	790	808

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	3,157	3,713	3,655	3,691	3,464	3,392

	Less Sales of non-financial assets	69	68	47	63	49	52

	Less Depreciation	2,640	2,882	2,883	2,931	2,998	3,022

	Plus Change in inventories	—	4	11	(1)	24	18

	Plus Other movements in non-financial assets	77	106	85	112	110	103

	Equals Total Net Acquisition of Non-financial Assets	525	872	821	809	551	438

Equals	Fiscal Balance	637	(98)	37	188	240	369

Note:

1. Numbers may not add due to rounding.

34    2021–22 BUDGET UPDATE

UNIFORM PRESENTATION FRAMEWORK

Table 6: Non-financial Public Sector Operating Statement1

		2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

		Outcome	Budget	Update	Projection	Projection	Projection

		$ million	$ million	$ million	$ million	$ million	$ million

	Revenue from Transactions

	Taxation revenue	15,906	17,062	18,147	17,956	18,740	19,479

	Grants revenue	33,020	31,951	32,511	33,752	35,277	36,264

	Sales of goods and services	15,667	14,320	14,734	14,507	14,538	14,635

	Interest income	2,007	2,578	2,624	2,846	2,919	2,999

	Dividend and income tax equivalent income	150	129	145	161	162	180

	Other revenue	4,478	4,894	8,021	5,786	5,875	5,991

	Total Revenue from Transactions	71,228	70,934	76,183	75,008	77,510	79,549

Less	Expenses from Transactions

	Employee expenses	28,498	29,561	30,110	31,293	32,242	33,443

	Superannuation expenses

	Superannuation interest cost	243	373	376	404	462	474

	Other superannuation expenses	3,322	3,397	3,662	3,748	3,846	3,971

	Other operating expenses	18,610	19,049	19,857	18,556	18,279	18,387

	Depreciation and amortisation	6,827	7,238	7,333	7,582	7,678	7,858

	Other interest expenses	3,114	3,107	3,140	3,208	3,361	3,513

	Grants expenses	11,125	11,489	12,832	12,195	11,909	11,386

	Total Expenses from Transactions	71,739	74,213	77,311	76,986	77,777	79,032

Equals	Net Operating Balance	(511)	(3,279)	(1,128)	(1,978)	(267)	517

Plus	Other economic flows - included in operating result	8,872	118	80	140	(92)	(314)

Equals	Operating Result	(8,361)	(3,161)	(1,048)	(1,839)	(358)	203

Plus	Other economic flows - other movements in equity	7,532	1,644	1,904	2,786	2,225	2,182

Equals	Comprehensive Result - Total Change In Net Worth	15,894	(1,517)	855	947	1,866	2,385

	KEY FISCAL AGGREGATES

	Net Operating Balance	(511)	(3,279)	(1,128)	(1,978)	(267)	517

Less	Net Acquisition of Non-financial Assets

	Purchases of non-financial assets	10,007	11,513	11,973	11,769	11,137	11,035

	Less Sales of non-financial assets	272	308	286	250	313	243

	Less Depreciation	6,827	7,238	7,333	7,582	7,678	7,858

	Plus Change in inventories	46	13	35	(9)	20	47

	Plus Other movements in non-financial assets	1,676	1,372	1,667	974	394	284

	Equals Total Net Acquisition of Non-financial Assets	4,630	5,352	6,056	4,902	3,560	3,264

Equals	Fiscal Balance	(5,141)	(8,631)	(7,184)	(6,880)	(3,826)	(2,747)

Note:

1. Numbers may not add due to rounding.

UNIFORM PRESENTATION FRAMEWORK

Table 7: General Government Sector Balance Sheet1

	2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	1,072	860	818	713	649	608

Advances paid	1,339	1,545	1,520	1,621	1,587	1,508

Investments, loans and placements	41,742	39,319	45,073	46,146	47,134	48,066

Receivables	5,521	3,305	3,633	4,342	4,438	4,808

Equity

Investments in other public sector entities	21,429	22,857	22,334	23,493	24,343	24,525

Investments - other	165	161	164	164	164	164

Total Financial Assets	71,267	68,047	73,541	76,479	78,315	79,679

Non-financial Assets

Land and other fixed assets	243,075	243,243	249,199	254,357	258,858	262,811

Other non-financial assets	7,390	6,920	7,355	7,501	7,692	7,977

Total Non-financial Assets	250,464	250,163	256,553	261,858	266,550	270,788

Total Assets	321,731	318,210	330,094	338,337	344,865	350,467

Liabilities

Payables	4,725	4,673	4,707	4,782	4,831	4,920

Superannuation liability	27,322	22,686	25,705	23,672	22,145	20,604

Other employee benefits	8,914	8,514	9,433	9,585	9,793	10,067

Advances received	1,435	1,432	1,476	1,413	1,312	1,095

Borrowing with QTC	46,153	57,240	55,473	65,386	71,719	76,878

Leases and other similar arrangements	7,704	7,603	7,778	7,509	7,775	7,622

Securities and derivatives	220	198	220	220	220	220

Other liabilities	15,633	12,690	14,823	14,343	13,777	13,382

Total Liabilities	112,106	115,037	119,614	126,910	131,571	134,788

Net Worth	209,625	203,174	210,480	211,427	213,294	215,679

Net Financial Worth	(40,839)	(46,989)	(46,073)	(50,431)	(53,256)	(55,109)

Net Financial Liabilities	62,268	69,847	68,407	73,924	77,599	79,633

Net Debt	11,360	24,750	17,536	26,049	31,656	35,633
Notes:
1. Numbers may not add due to rounding.

36    2021–22 BUDGET UPDATE

UNIFORM PRESENTATION FRAMEWORK

Table 8: Public Non-financial Corporations Sector Balance Sheet1

	2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

	Outcome	Budget	Update	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	1,159	784	975	974	1,041	1,172

Advances paid	1,135	1,214	1,226	1,212	1,160	991

Investments, loans and placements	1,345	308	985	818	806	817

Receivables	1,829	1,572	1,620	1,669	1,671	1,726

Equity

Investments - other	7	9	7	7	7	7

Total Financial Assets	5,474	3,887	4,813	4,680	4,685	4,713

Non-financial Assets

Land and other fixed assets	64,054	66,328	65,158	66,655	67,747	68,630

Other non-financial assets	2,014	1,463	2,016	2,004	2,006	2,022

Total Non-financial Assets	66,068	67,791	67,174	68,659	69,754	70,652

Total Assets	71,543	71,678	71,987	73,339	74,438	75,364

Liabilities

Payables	2,304	1,640	1,839	1,887	1,849	1,987

Superannuation liability	(273)	(152)	(273)	(273)	(273)	(273)

Other employee benefits	963	940	964	965	980	997

Deposits held	12	13	12	12	12	12

Advances received	5	4	4	4	3	2

Borrowing with QTC	39,747	40,655	40,278	40,476	40,629	41,029

Leases and other similar arrangements	454	405	405	371	337	301

Securities and derivatives	1,357	245	921	691	647	638

Other liabilities	8,319	7,857	8,291	8,500	8,697	8,933

Total Liabilities	52,888	51,608	52,440	52,633	52,882	53,627

Net Worth	18,655	20,070	19,547	20,706	21,556	21,737

Net Financial Worth	(47,414)	(47,721)	(47,628)	(47,953)	(48,198)	(48,914)

Net Debt	37,936	39,017	38,434	38,550	38,623	39,003

Notes:
1. Numbers may not add due to rounding.

UNIFORM PRESENTATION FRAMEWORK

Table 9: Non-financial Public Sector Balance Sheet1

	2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

	Outcome	Budget	Update	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million

Assets

Financial Assets

Cash and deposits	2,232	1,644	1,792	1,687	1,690	1,780

Advances paid	1,334	1,540	1,515	1,617	1,584	1,506

Investments, loans and placements	43,086	39,628	46,058	46,963	47,939	48,883

Receivables	6,418	4,037	4,367	5,036	5,172	5,453

Equity

Investments in other public sector entities	2,775	2,788	2,788	2,788	2,788	2,788

Investments - other	172	171	170	171	171	171

Total Financial Assets	56,016	49,807	56,691	58,262	59,344	60,581

Non-financial Assets

Land and other fixed assets	307,128	309,570	314,356	321,011	326,605	331,440

Other non-financial assets	1,256	1,107	1,205	1,100	1,029	1,019

Total Non-financial Assets	308,385	310,677	315,561	322,112	327,634	332,459

Total Assets	364,401	360,484	372,252	380,374	386,978	393,040

Liabilities

Payables	6,150	5,520	5,713	5,748	5,798	5,882

Superannuation liability	27,049	22,534	25,432	23,399	21,872	20,331

Other employee benefits	9,877	9,453	10,397	10,551	10,773	11,064

Deposits held	12	13	12	12	12	12

Advances received	300	218	250	201	152	103

Borrowing with QTC	85,901	97,896	95,751	105,862	112,348	117,908

Leases and other similar arrangements	8,158	8,009	8,182	7,880	8,112	7,923

Securities and derivatives	1,567	436	1,131	901	857	848

Other liabilities	15,762	13,231	14,903	14,393	13,760	13,288

Total Liabilities	154,775	157,310	161,771	168,947	173,684	177,360

Net Worth	209,625	203,174	210,480	211,427	213,294	215,679

Net Financial Worth	(98,759)	(107,503)	(105,080)	(110,684)	(114,340)	(116,780)

Net Financial Liabilities	101,534	110,291	107,868	113,472	117,128	119,568

Net Debt	49,287	63,760	55,961	64,589	70,269	74,626

Notes:

1. Numbers may not add due to rounding.

38    2021–22 BUDGET UPDATE

UNIFORM PRESENTATION FRAMEWORK

Table 10: General Government Sector Cash Flow Statement1

	2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Taxes received	15,882	18,657	19,748	18,315	19,115	19,865

Grants and subsidies received	31,226	31,906	33,037	33,230	35,238	36,101

Sales of goods and services	6,217	6,312	6,272	6,420	6,601	6,518

Interest receipts	2,077	2,535	2,601	2,790	2,857	2,931

Dividends and income tax equivalents	1,673	897	1,140	1,022	998	938

Other receipts	5,745	5,730	9,191	6,948	6,957	7,125

Total Operating Receipts	62,820	66,038	71,989	68,726	71,766	73,477

Cash Payments for Operating Activities

Payments for employees	(30,320)	(31,442)	(31,864)	(33,273)	(34,402)	(35,710)

Payments for goods and services	(19,002)	(20,402)	(21,035)	(19,973)	(19,817)	(19,733)

Grants and subsidies	(11,709)	(12,100)	(13,469)	(12,742)	(12,458)	(11,921)

Interest paid	(1,568)	(1,600)	(1,625)	(1,780)	(1,983)	(2,165)

Other payments	(2)	—	(1)	—	—	—

Total Operating Payments	(62,601)	(65,544)	(67,995)	(67,768)	(68,659)	(69,528)

Net Cash Inflows from Operating Activities	219	493	3,995	959	3,107	3,949

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(6,835)	(7,800)	(8,317)	(8,078)	(7,674)	(7,642)

Sales of non-financial assets	216	240	238	186	264	190

Net Cash Flows from Investments in Non-financial Assets	(6,619)	(7,561)	(8,079)	(7,892)	(7,410)	(7,452)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(33)	(636)	(525)	(532)	(398)	57

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(3,513)	(821)	(1,027)	(1,061)	(984)	(924)

Receipts from Financing Activities

Advances received (net)	(410)	(69)	45	(60)	(99)	(216)

Borrowing (net)	10,224	8,501	5,337	8,482	5,720	4,546

Deposits received (net)	(1)	—	—	—	—	—

Net Cash Flows from Financing Activities	9,813	8,433	5,382	8,422	5,622	4,330

Net Increase/(Decrease) in Cash held	(133)	(91)	(255)	(104)	(63)	(41)

Net cash from operating activities	219	493	3,995	959	3,107	3,949

Net cash flows from investments in non-financial assets	(6,619)	(7,561)	(8,079)	(7,892)	(7,410)	(7,452)

Surplus/(Deficit)	(6,401)	(7,067)	(4,085)	(6,933)	(4,303)	(3,503)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	(6,401)	(7,067)	(4,085)	(6,933)	(4,303)	(3,503)

Acquisitions under finance leases and similar arrangements	(1,547)	(1,088)	(1,410)	(757)	(102)	—

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(7,948)	(8,155)	(5,495)	(7,690)	(4,405)	(3,503)

Note:

1. Numbers may not add due to rounding.

UNIFORM PRESENTATION FRAMEWORK

Table 11: Public Non-financial Corporations Sector Cash Flow Statement1

	2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Grants and subsidies received	614	681	720	702	619	604

Sales of goods and services	13,555	12,674	13,513	12,679	12,328	12,492

Interest receipts	66	58	55	59	66	74

Dividends and income tax equivalents	15	—	—	—	—	—

Other receipts	182	206	286	269	250	263

Total Operating Receipts	14,433	13,620	14,574	13,710	13,263	13,432

Cash Payments for Operating Activities

Payments for employees	(2,295)	(2,426)	(2,493)	(2,604)	(2,686)	(2,770)

Payments for goods and services	(5,931)	(5,593)	(6,188)	(5,136)	(4,808)	(4,927)

Grants and subsidies	(24)	(24)	(14)	(24)	(24)	(24)

Interest paid	(1,684)	(1,645)	(1,634)	(1,576)	(1,534)	(1,514)

Other payments	(1,002)	(869)	(814)	(827)	(725)	(753)

Total Operating Payments	(10,936)	(10,557)	(11,144)	(10,166)	(9,777)	(9,988)

Net Cash Inflows from Operating Activities	3,497	3,063	3,430	3,544	3,486	3,445

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(3,157)	(3,713)	(3,655)	(3,691)	(3,464)	(3,392)

Sales of non-financial assets	69	68	47	63	49	52

Net Cash Flows from Investments in Non-financial Assets	(3,088)	(3,644)	(3,608)	(3,628)	(3,414)	(3,340)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	262	(68)	(181)	(56)	(18)	84

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	10	(12)	(14)	(12)	(12)	(13)

Receipts from Financing Activities

Advances received (net)	(1)	(1)	(1)	(1)	(1)	(1)

Borrowing (net)	806	380	472	141	97	342

Dividends paid	(1,071)	(419)	(723)	(494)	(578)	(498)

Deposits received (net)	(1)	—	—	—	—	—

Other financing (net)	(144)	543	439	506	508	112

Net Cash Flows from Financing Activities	(411)	503	188	152	26	(45)

Net Increase/(Decrease) in Cash held	270	(157)	(185)	—	66	131

Net cash from operating activities	3,497	3,063	3,430	3,544	3,486	3,445

Net cash flows from investments in non-financial assets	(3,088)	(3,644)	(3,608)	(3,628)	(3,414)	(3,340)

Dividends paid	(1,071)	(419)	(723)	(494)	(578)	(498)

Surplus/(Deficit)	(662)	(1,001)	(901)	(578)	(507)	(394)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	(662)	(1,001)	(901)	(578)	(507)	(394)

Acquisitions under finance leases and similar arrangements	(18)	(5)	(5)	(18)	(17)	(16)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(680)	(1,006)	(905)	(596)	(524)	(410)

Note:

1. Numbers may not add due to rounding.

40    2021–22 BUDGET UPDATE

UNIFORM PRESENTATION FRAMEWORK

Table 12: Non-financial Public Sector Cash Flow Statement1

	2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

	Outcome	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Cash Receipts from Operating Activities

Taxes received	15,549	18,321	19,405	17,955	18,739	19,478

Grants and subsidies received	31,233	31,910	33,046	33,237	35,238	36,102

Sales of goods and services	17,166	15,702	16,556	15,941	15,921	16,032

Interest receipts	2,136	2,575	2,650	2,844	2,917	2,997

Dividends and income tax equivalents	121	122	139	150	161	170

Other receipts	5,893	5,926	9,475	7,216	7,205	7,386

Total Operating Receipts	72,098	74,556	81,270	77,343	80,181	82,164

Cash Payments for Operating Activities

Payments for employees	(32,489)	(33,744)	(34,229)	(35,744)	(36,954)	(38,346)

Payments for goods and services	(22,256)	(22,714)	(23,995)	(21,945)	(21,609)	(21,676)

Grants and subsidies	(11,128)	(11,428)	(12,765)	(12,070)	(11,864)	(11,342)

Interest paid	(3,061)	(3,024)	(3,049)	(3,133)	(3,278)	(3,427)

Other payments	(490)	(508)	(531)	(443)	(461)	(479)

Total Operating Payments	(69,424)	(71,419)	(74,568)	(73,335)	(74,167)	(75,270)

Net Cash Inflows from Operating Activities	2,675	3,137	6,702	4,008	6,014	6,894

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets	(10,007)	(11,513)	(11,973)	(11,769)	(11,137)	(11,035)

Sales of non-financial assets	272	308	286	250	313	243

Net Cash Flows from Investments in Non-financial Assets	(9,735)	(11,205)	(11,687)	(11,519)	(10,824)	(10,792)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(84)	(183)	(177)	(97)	39	84

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(3,503)	(832)	(1,040)	(1,073)	(997)	(937)

Receipts from Financing Activities

Advances received (net)	(55)	(47)	(47)	(47)	(47)	(47)

Borrowing (net)	11,031	8,881	5,809	8,623	5,817	4,888

Deposits received (net)	(1)	—	—	—	—	—

Other financing (net)	(191)	—	—	—	—	—

Net Cash Flows from Financing Activities	10,783	8,835	5,763	8,576	5,770	4,841

Net Increase/(Decrease) in Cash held	137	(249)	(439)	(105)	3	90

Net cash from operating activities	2,675	3,137	6,702	4,008	6,014	6,894

Net cash flows from investments in non-financial assets	(9,735)	(11,205)	(11,687)	(11,519)	(10,824)	(10,792)

Surplus/(Deficit)	(7,060)	(8,068)	(4,985)	(7,511)	(4,810)	(3,898)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit)	(7,060)	(8,068)	(4,985)	(7,511)	(4,810)	(3,898)

Acquisitions under finance leases and similar arrangements	(1,565)	(1,093)	(1,415)	(775)	(119)	(16)

ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(8,625)	(9,161)	(6,400)	(8,286)	(4,929)	(3,913)

Note:

1. Numbers may not add due to rounding.

TAXATION AND ROYALTY REVENUE ASSUMPTIONS

TAXATION AND ROYALTY

REVENUE ASSUMPTIONS

Table 13: Taxation and royalty revenue1

	2020–21	2021–22	2021–22	2022–23	2023–24	2024–25

	Actual	Budget	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million

Payroll tax	4,166	4,484	4,634	4,876	5,122	5,298

Transfer duty	3,954	4,598	5,389	4,679	4,845	5,018

Other duties	1,788	1,830	1,960	1,983	2,068	2,157

Gambling taxes and levies	1,586	1,553	1,541	1,606	1,672	1,730

Land tax	1,524	1,617	1,617	1,706	1,823	1,954

Motor vehicle registration	2,011	2,044	2,074	2,136	2,204	2,280

Other taxes	1,220	1,273	1,276	1,331	1,383	1,431

Total taxation revenue	16,249	17,399	18,491	18,317	19,117	19,867

Royalties

Coal	1,740	2,048	4,640	2,611	2,909	3,031

Petroleum[2]	298	632	959	805	624	610

Other royalties[3]	499	487	482	475	483	468

Land rents	126	174	174	177	179	182

Total royalties and land rents	2,662	3,341	6,255	4,067	4,196	4,291

Notes:
1. Numbers may not add due to rounding.
2. Includes impact of liquefied natural gas (LNG).
3. Includes base and precious metal and other mineral royalties.

42    2021–22 BUDGET UPDATE

TAXATION AND ROYALTY REVENUE ASSUMPTIONS

Table 14: Royalty assumptions

	2021-22	2022-23	2023-24	2024-25

	Update	Projection	Projection	Projection

Tonnages – crown export[1] coal (Mt)	193	206	219	226

Exchange rate $US per $A2	0.74	0.75	0.75	0.75

Year average coal prices ($US per tonne)[3]

Hard coking	222	150	150	150

Semi-soft	165	113	113	113

Thermal	110	80	75	75

Year average oil price

Brent ($US per barrel)	74	68	60	60

Notes:

1.  Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e. private royalties. 2021–22 estimate for domestic coal volume is approximately 22.6 Mt and private coal is 8.5 Mt.

2. Year average.

3.  Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with the indicative average prices for 2021–22 as follows: Hard coking US$205 per tonne and thermal US$102 per tonne.

4. Published Brent oil prices are lagged by 4 months to better align with royalty revenue.

KEY FISCAL AGGREGATES

KEY FISCAL AGGREGATES

Table 15: Key Fiscal Aggregates1

	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21	2021–22	2022–23	2023–24	2024–25

	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual	Update	Projection	Projection	Projection

	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million

General Government

Total revenue	46,705	49,970	50,780	56,194	58,087	59,828	57,778	62,732	68,235	67,531	70,072	71,781

Taxation revenue	11,840	12,598	12,547	12,919	13,244	14,165	14,585	16,249	18,491	18,317	19,117	19,867

Total expenses	46,217	49,551	50,112	53,369	56,337	58,843	63,505	63,669	69,727	69,928	70,631	71,623

Employee expenses	17,816	18,592	20,045	21,258	22,681	24,019	25,662	26,501	27,976	29,063	29,927	31,050

Net operating balance	488	420	668	2,825	1,750	985	(5,728)	(937)	(1,492)	(2,397)	(559)	158

Capital purchases	6,323	4,635	4,044	4,620	5,126	5,764	6,306	6,835	8,317	8,078	7,674	7,642

Net capital purchases	3,085	996	1,163	2,265	2,337	3,192	3,436	4,078	5,235	4,093	3,009	2,825

Fiscal balance	(2,597)	(576)	(495)	560	(587)	(2,207)	(9,164)	(5,015)	(6,726)	(6,490)	(3,568)	(2,667)

Borrowing with QTC	39,864	41,343	34,200	31,358	29,256	29,468	37,570	46,153	55,473	65,386	71,719	76,878

Leases and similar arrangements[2]	1,503	1,761	1,286	1,882	2,142	2,612	6,485	7,704	7,778	7,509	7,775	7,622

Securities and Derivatives	1	(0)	(0)	(0)	122	121	198	220	220	220	220	220

Net debt	5,208	5,749	654	(355)	(509)	(198)	14,036	11,360	17,536	26,049	31,656	35,633

Non-financial Public Sector

Total revenue	53,502	56,178	57,393	64,855	66,164	68,329	66,171	71,228	76,183	75,008	77,510	79,549

Capital purchases	9,313	7,811	6,852	7,291	7,643	8,460	9,482	10,007	11,973	11,769	11,137	11,035

Borrowing with QTC	70,668	73,256	71,160	69,107	66,964	67,576	76,464	85,901	95,751	105,862	112,348	117,908

Leases and similar arrangements[2]	1,752	1,802	1,316	1,882	2,142	2,612	6,977	8,158	8,182	7,880	8,112	7,923

Securities and Derivatives	216	175	446	895	405	720	1,503	1,567	1,131	901	857	848

Notes:

1. With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability.
2. Approximately $2.2 billion increase in General Government and $2.6 billion in NFPS in 2019-20 on adoption of the new lease accounting standard AASB 16.

44    2021–22 BUDGET UPDATE

KEY FISCAL AGGREGATES

Table 16: Key Fiscal Indicators1

	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21	2021–22	2022–23	2023–24	2024–25

	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual[1]	Actual	Update	Projection	Projection	Projection

	%	%	%	%	%	%	%	%	%	%	%	%

General Government

Revenue/GSP	16.1	16.9	16.8	17.1	16.5	16.3	16.0	17.1	16.3	16.3	16.3	15.9

Tax/GSP	4.1	4.3	4.2	3.9	3.8	3.9	4.0	4.4	4.4	4.4	4.4	4.4

Own source revenue/GSP	8.6	8.9	8.9	8.8	8.6	8.6	8.3	8.1	8.6	8.2	8.1	7.9

Expenses/GSP	16.0	16.8	16.6	16.2	16.0	16.1	17.6	17.4	16.7	16.9	16.4	15.9

Employee expenses/GSP	6.2	6.3	6.6	6.5	6.5	6.6	7.1	7.2	6.7	7.0	6.9	6.9

Net operating balance/GSP	0.2	0.1	0.2	0.9	0.5	0.3	(1.6)	(0.3)	(0.4)	(0.6)	(0.1)	0.0

Capital purchases/GSP	2.2	1.6	1.3	1.4	1.5	1.6	1.7	1.9	2.0	2.0	1.8	1.7

Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	45.9	97.5	122.9	134.2	107.0	105.5	(2.6)	3.3	49.4	12.1	41.9	53.0

Fiscal balance/GSP	(0.9)	(0.2)	(0.2)	0.2	(0.2)	(0.6)	(2.5)	(1.4)	(1.6)	(1.6)	(0.8)	(0.6)

Total borrowings/GSP	14.3	14.6	11.7	10.1	9.0	8.8	12.2	14.8	15.2	17.7	18.5	18.8

Total Borrowings/Revenue	88.6	86.3	69.9	59.2	54.3	53.8	76.6	86.2	93.0	108.3	113.8	118.0

Lease and other liabilities/revenue	3.2	3.5	2.5	3.3	3.7	4.4	11.2	12.3	11.4	11.1	11.1	10.6

Net debt/revenue	11.2	11.5	1.3	(0.6)	(0.9)	(0.3)	24.3	18.1	25.7	38.6	45.2	49.6

Revenue growth	11.9	7.0	1.6	10.7	3.4	3.0	(3.4)	8.6	8.8	(1.0)	3.8	2.4

Tax growth	8.3	6.4	(0.4)	3.0	2.5	7.0	3.0	11.4	13.8	(0.9)	4.4	3.9

Expenses growth	(0.2)	7.2	1.1	6.5	5.6	4.4	7.9	0.3	9.5	0.3	1.0	1.4

Employee expenses growth	(1.7)	4.4	7.8	6.1	6.7	5.9	6.8	3.3	5.6	3.9	3.0	3.8

Non-Financial Public Sector

Capital purchases/GSP	3.2	2.6	2.3	2.2	2.2	2.3	2.6	2.7	2.9	2.8	2.6	2.4

Total borrowings/GSP	25.1	25.5	24.1	21.9	19.8	19.4	23.5	26.1	25.2	27.7	28.2	28.1

Total Borrowings/Revenue	135.8	133.9	127.1	110.8	105.1	103.8	128.4	134.3	137.9	152.8	156.5	159.2

Net financial liabilities/revenue	129.8	125.2	127.4	111.2	111.5	114.9	158.3	142.5	141.6	151.3	151.1	150.3

Notes:

1. With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability. GSP figures reflect 2020-21 ABS National Accounts: State Accounts.